Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following was made available to distributor sales consultants of the Sally Beauty and Beauty Systems Group Family of Companies to address questions from salon customers regarding the merger.

Distributor Sales Consultant Q & A Supplement

There may be questions from your salon customers regarding the merger and how it affects them.

Our competitors may also attempt to use the merger as an opportunity to complain to your customers that buying product from BSG is supporting their salon competitors which are owned by Regis.

Key points to make to your customers are:

•	Exclusive deals – together we have strong business relationships with our vendors, and we can increase the number of deals available to BSG and Regis customers. This can lead to higher salon profits.

•	Together working with our vendors, we can now play a significantly more important role in reducing product diversion. Reduced diversion will definitely help product sales at salon level.

•	Customers may be offered an even greater variety of products, including new products not currently available from BSG.

•	As you probably know, Mr. Renzulli and Mr. Finkelstein have chaired the Beauty Industry Fund for several years, with the goal of combating diversion. We believe the unified voice and influence of the largest beauty supply distribution network and the largest salon network will greatly benefit these efforts.

•	With our combined distribution network and retail salons we will also have ability to develop our own exclusive brands for salons if diversion is not curtailed.

•	We anticipate that as a result of the transaction we will be able to provide more frequent and better education to our customers.

•	Are Regis salons really in competition with our salons? Look at the independent salon customer. This customer comes to this salon because he/she likes the environment and wants to do business with you. He/she has often developed a relationship over a period of time. Whereas, most Regis concepts are primarily walk-in. This customer would not use a Regis salon as an alternative.

•	Your customers are stylist loyal. The merger of BSG and Regis should not impact you and your customer.

Also, we see direct benefits for our DSCs:

•	This merger helps to secure our current assortment of lines and increases the ability to secure additional new lines.

•	We will have the ability to co-develop promotions with our manufacturers and improve the timing of their introduction.

•	In the past, we were disappointed whenever Regis acquired a salon group because we lost a customer. We now have the ability to financially incent our sales people to identify potential acquisition targets to offset lost commissions.

•	Retailing in general is characterized by rapid consolidation of both manufacturers and retail store organizations. Our industry is following suit. Manufacturers such as Procter and Gamble and L’Oreal are rapidly acquiring their competitors and consolidating the supplier community. We feel that this trend towards consolidation will continue to occur at an increasing rate. The issue really is countervailing power. Our merger with Regis is driven by the need for us to have more comparable scale to our suppliers, and this transaction certainly does that for us.

•	With this enlarged company, there will be enhanced opportunities for position advancement.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-Culver and Regis, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s and Regis’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s and Regis’ results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of Alberto-Culver and Regis filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The directors and executive officers of Alberto-Culver and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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